Filed by: Callon Petroleum Company
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to 14a-12
under the Securities Exchange Act of 1934
Subject Company: Carrizo Oil & Gas, Inc.
Commission File No.: 000-29187-87

On September 5, 2019, the President and Chief Executive Officer of Callon Petroleum Company (“Callon”) and the President and Chief Executive Officer of Carrizo Oil & Gas, Inc. (“Carrizo”) distributed the following communication to employees of Callon and Carrizo:

Dear Callon and Carrizo employees,
It’s been a dynamic summer for our two companies, and we’re excited to enter the fall season and progress towards the closing of the Callon-Carrizo transaction. August was a turbulent month across global markets, especially in the energy sector, as we faced macro-economic headwinds and uncertainty in the global trade landscape. While both CPE and CRZO saw declines along with the peer group, investors reacted positively to both of our second quarter earnings releases, including positive results from recent larger-pad developments that reinforce the strategic merits of the Callon-Carrizo combination.
In the meantime, progress continues on all fronts for the transaction. We are currently in the regulatory review process, and our best estimate is that the deal will close in the middle of the fourth quarter. Our Integration Team is fully engaged and focused on preparations for a seamless transition to combined operations and realization of the value-enhancing operational synergies that our collective shareholders are looking for in the transaction.
A top focus of our integration effort is the design and selection of the future-state organization. The Callon senior leadership team, with valued input from Carrizo management, has been focused on designing an organization that allows us to drive the differentiated performance we envisioned when bringing our companies together. We are working towards providing you with more specifics about the leadership and structure of the combined company by early October.
Once leadership has been determined, the future management team will proceed with employee placement decisions with oversight from the Steering Committee. It is important to us that representatives from both companies be directly involved in the placement process so that all employees are fairly represented and the combined organization is positioned with the collective skills and competencies to compete. The collaborative integration process that we have embarked on has created meaningful working relationships between management of the two companies. We believe that these working relationships, along with the learnings from the overall integration planning, will allow the employee placement process to move ahead without a formal application or interview process. You have our collective commitment that all employees will be fairly represented in the decision-making process.
We appreciate your support throughout this process towards an exciting future as a combined company and our continued commitment to provide updates as they become available, which will depend in part on the regulatory process. Thank you for your continued focus and commitment to Callon and Carrizo.
Joe & Chip

No Offer or Solicitation
Communications herein do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Communication herein do not constitute a notice of redemption with respect to or an offer to purchase or sell (or the solicitation of an offer to purchase or sell) any preferred stock of Carrizo Oil & Gas, Inc.
Additional Information and Where to Find It
In connection with the proposed transaction, Callon Petroleum Company (“Callon”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a preliminary joint proxy statement of Callon and Carrizo that also constitutes a preliminary prospectus of Callon. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. After the Registration Statement is declared effective by the SEC, Callon and Carrizo intend to mail a definitive proxy statement/prospectus to shareholders of Callon and shareholders of Carrizo. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Callon or Carrizo may file with the SEC and send to Callon’s shareholders and/or Carrizo’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND CARRIZO ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY CALLON AND CARRIZO WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLON, CARRIZO AND THE PROPOSED TRANSACTION.
Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Callon and Carrizo with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Callon will be available free of charge from Callon’s website at www.callon.com under the “Investors” tab or by contacting Callon’s Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by Carrizo will be available free of charge from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab or by contacting Carrizo’s Investor Relations Department at (713) 328-1055 or IR@carrizo.com.
Participants in the Proxy Solicitation
Callon, Carrizo and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon’s shareholders and Carrizo’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on March 27, 2019. Information regarding the executive officers and directors of Carrizo is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 2, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.
Cautionary Statement Regarding Forward-Looking Information
Certain statements in this communication concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed Carrizo transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon’s or Carrizo’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.
These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon’s shareholders or Carrizo’s shareholders to approve the transaction and related matters; whether any redemption of Carrizo’s preferred stock will be necessary or will occur prior to the closing of the transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and Carrizo; the effects of the business combination of Callon and Carrizo, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.
Additional factors that could cause results to differ materially from those described above can be found in Callon’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Callon’s website at www.callon.com under the “Investors” tab, and in other documents Callon files with the SEC, and in Carrizo’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab, and in other documents Carrizo files with the SEC.
All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor Carrizo assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.